SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of April 2008

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: October 10, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: October 10, 2008
By: Alan Castellanos
Name: Alan Castellanos
Title: Chief Financial Officer

By: Ramon Lafarga
Name: Ramon Lafarga
Title: Administrative and Accounting Officer

INVESTORS CONTACT investor.relations@homex.com.mx Carlos J. Moctezuma Investor Relations Officer +667-758-5838 cmoctezuma@homex.com.mx

Homex Statement in light of current extraordinary market conditions

Culiacan Mexico, October 10, 2008 - In light of the extraordinary market conditions, Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX], would like to inform the market about its current foreign exchange exposure and profile.

Homex’s US Dollar denominated debt corresponds to a US$250 million bond issued in 2005, with a single principal payment at maturity in 2015. The Company has an interest-only swap that effectively diminishes the short and mid-term exchange risk in the interest payments. This interest-only swap currently has a positive mark to market of approximately US$3.5 million. All of the Company’s US Dollar denominated financial commitments for 2008 have been covered.

We will be addressing all of these issues in more detail in our third quarter conference call on Wednesday, October 29, 2008.

The fundamentals of the housing sector in Mexico remain strong for the affordable entry level. The Mexican Government has repeatedly reiterated Housing and Infrastructure as one of the key drivers of the economy as part of its countercyclical economic plan. Infonavit (the largest provider of mortgages in Mexico), which is mainly funded by Mexican workers, recently expressed a high degree of comfort in achieving its goal to provide 500,000 mortgages for affordable entry-level families in Mexico in 2008. Homex’s business model is focused on the affordable entry segment and will continue to be the most significant source of revenue for the Company.

About Homex
Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico.  It is one of the most geographically diverse homebuilders in the country.  Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income. Homex is also the only homebuilder in Mexico fully listed on the New York Stock Exchange.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx